Exhibit 99.4

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES ACCEPTANCE OF A SIGNED OFFER LETTER FROM PIRAEUS BANK S.A.

ATHENS, Greece, November 9, 2022 - Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, announced that it has accepted an offer letter whereby it intends to enter into an agreement for a term loan facility of up to US$37.4 million with Piraeus Bank S.A. (the “Facility”) through two separate wholly-owned subsidiaries of the Company. The Facility will be drawn in two simultaneous advances upon delivery of the previously announced vessel the Company has agreed to acquire, the M/T Phoenix Beacon, to be renamed P. Monterey. Proceeds from the Facility will be used to refinance a portion of an existing term loan facility for the M/T P. Kikuma through a first advance of up to about US$7.8 million and to partially finance the M/T P. Monterey, through a second advance of up to about US$29.6 million.

This Facility will carry an interest rate of SOFR plus 2.45% per annum and will be repayable in twenty (20) consecutive quarterly installments. The first four (4) installments will be equal to US$1.5 million each, the remaining sixteen (16) installments will be equal to US$1 million each, and concurrent with the twentieth quarterly installment, within five years from the drawdown date, the Company will owe a balloon payment of US$15.4 million. This Facility is subject to the completion of customary closing conditions and the execution of a final loan agreement by the Company and its lenders.

Commenting on this indicative offer, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“This offer letter from Piraeus Bank demonstrates the depth of our long term relationships with our lenders and the use of other collateral vessels to secure new loan facilities with long dated maturities and  competitive terms. We expect to drawdown the facility in early December to consummate the financing of M/T P. Monterey. The delivery of this new and BWTS fitted tanker in our fleet  along with its 24 month time charter contract at US$32,000 per day coupled with the competitive loan will contribute strong and predictable cashflows to our Company going forward.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire.

The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to the vessels we have agreed to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.